EXHIBIT 5
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           FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - OCTOBER 20, 2003
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      BAYTEX ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTIONS AT $0.15 PER UNIT
                   AND UPDATES 2004 RISK MANAGEMENT POSITIONS

Baytex Energy Trust (TSX-BTE.UN) announces that a cash distribution of $0.15 per unit in respect of October operations will be paid on November 17, 2003 for unitholders of record on October 31, 2003. The ex-distribution date is October 29, 2003.

This level of distribution is consistent with Baytex's policy of distributing between 60% and 70% of cash flow from operations, with the remaining cash flow used for the funding of capital programs to sustain future production and distributions. Based on current outlook for commodity prices and foreign exchange rates, it is anticipated that the monthly distribution of $0.15 per unit will be maintained for the fourth quarter of 2003.

Baytex is also pleased to announce that it has entered into a number of risk management transactions for 2004:

         o CRUDE OIL - a total of 15,000 bbl/d of WTI costless collar contracts with a floor price of US$24.00 per barrel and a weighted average ceiling price of US$29.75 per barrel for calendar 2004.

         o NATURAL GAS - a total of 9.5 mmcf/d of physical sales contracts with prices collared between weighted averages of C$5.28 and C$8.57 per mcf during the winter months (November 2003 to March 2004) and C$4.75 and C$6.75 per mcf during the summer months (April to October 2004).

         o FOREIGN EXCHANGE - a total of US$9.0 million per month of costless collar contracts to exchange into Canadian dollars between a weighted average floor rate of $0.7542 and a weighted average ceiling rate of $0.7385 in calendar 2004.

Baytex is currently producing approximately 27,000 bbl/d of oil and 60 mmcf/d of natural gas. These transactions are consistent with Baytex's risk management policy to ensure that the exposure to commodity price and foreign exchange fluctuations are prudently managed. Baytex will continue to monitor market developments and may enter into additional transactions in the future.

With current production of approximately 37,000 barrels of oil equivalent per day, Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts in Canada. Baytex is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President & C.E.O.                         Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.          Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca